UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No.   )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐ Definitive Proxy Statement

☒ Definitive Additional Materials

☐ Soliciting Material Under Rule 14a-12

CytRx Corporation
(Name of Registrant as Specified in Its Charter)

JERALD A. HAMMANN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)   Title of each class of securities to which transaction applies:

---

(2)   Aggregate number of securities to which transaction applies:

---

(3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

---

(4)   Proposed maximum aggregate value of transaction:

---

(5)   Total fee paid:

☐   Fee paid previously with preliminary materials:

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

---

(1)   Amount previously paid:

---

(2)   Form, Schedule or Registration Statement No.:

---

(3)   Filing Party:

---

(4)   Date Filed:

Below please find the full text of a letter being provided to CytRx stockholders beginning on August 13, 2020.

<p align="center">***</p>

<p align="right">**August 12, 2020**</p>

Dear Fellow CytRx Shareholder:

My name is Jerry Hammann. I beneficially own a total of 43,703 shares of CytRx Corporation, a Delaware corporation ('CytRx' or the 'Company'), representing less than 1% of the outstanding common shares, par value $0.01 per share (the 'Common Stock').

I write you regarding the upcoming 2020 Annual Meeting of Stockholders of CytRx Corporation. The meeting is currently scheduled to be held at the Company's corporate offices, 11726 San Vicente Boulevard, Suite 650, Los Angeles, CA 90049 at 10:00 A.M., local time, on September 3, 2020. At the Shareholder Meeting, I intend to nominate myself for the Class II Director position, which is currently held by Mr. Steven Kriegsman, the Company's Chief Executive Officer and current Chairman of the Board, and for which he has been re-nominated by the Company's Board. I ask for your support.

While many of you are highly familiar with the Company, its Board, and Mr. Kriegsman, I will share with you information I believe you should find helpful in your decision-making. Let's start by talking about stock performance. At page 20 of the Company's most recent definitive proxy statement, it includes a schedule of option exercise prices for stock options held by its current executives. The options which expire on 12/14/20 have an exercise price of $42.42. The options which expire on 12/12/29 have an exercise price of $0.26. These were the closing share prices on the dates these options were granted, as adjusted for two separate reverse stock splits between these dates. Between December 2010 and December 2019, the stock price fell 99.4% on a split-adjusted basis. That is not a mis-print or a decimal placement error. The stock price declined 99.4% over the 9-year period.

In its case to Shareholders, the Board asks you to give it credit for the resurgence of the stock price to its current levels in the vicinity of $0.70 per share. It acknowledges that one of the principle drivers of this resurgence is an asset it out-licensed in May 2011, arimoclomol. Since that time, the Company has had no involvement in the belated potential success of this asset. Despite this lack of recent involvement, in December 2019, the Board awarded 10% of all of the future revenue related to this asset to Mr. Kriegsman. At that same time, the Board awarded stock options representing approximately 16% of the outstanding shares of the company to its members and others at that $0.26 exercise price. Without putting any of their own money at risk, in these two awards, the officers and directors of the Company collectively captured 24.4% of the value of the assets the Company licensed away in 2011. Let that sink in. In 2019, the officers and Board of the Company were collectively awarded 24.4% of the value of a transaction that was signed eight years prior. Without any risk to them. The outside shareholders, the ones who collectively assumed 100% of the financial risk relating to the creation of this asset, now collectively retain 75.6% of the potential benefits that might begin to accrue nearly 10 years after the sale. Please ask yourself: Should the present Board and executives get financial credit for an asset that appears as if it will be belatedly delivering value nearly 10 years after it was licensed out? Should it get 24.4% of the financial credit risk-free, leaving 75.6% for the outside shareholders who collectively assumed all of the financial risk? My response is No. My response would be No even if the stock price had not declined 99.4% over the subsequent 9-year period.

If you believe that in 2019 the current Board should have given itself and the current officers, 24.4% of the financial credit, risk-free, for a transaction that occurred in May 2011, then I urge you to vote for the current slate of directors nominated by the Board using the BLUE PROXY CARD. If, however, you believe as I do, that this conduct was unfair to the outside shareholders who collectively assumed 100% of the financial risk relating to the creation of this asset, I urge you to vote for me using the WHITE PROXY CARD.

The Board also acknowledges that a second principle driver of the recent resurgence in the Company's stock price is an asset it out-licensed in July 2017, aldoxorubicin. Since that time, the Company has had no involvement in the potential success of this asset. However, despite this lack of recent involvement, as described above the Board awarded stock options representing approximately 16% of the outstanding shares of the company to its members and others at that $0.26 exercise price. Without putting any of their own money at risk, the officers and directors of the Company collectively captured 16% of the value of the assets the Company licensed away in 2017. Let that sink in. In 2019, the officers and Board of the Company were collectively awarded 16% of the value of a transaction that was signed two years prior. Without any risk to them. The outside shareholders, the ones who collectively assumed 100% of the financial risk relating to the creation of this asset, now collectively retain 84% of the potential benefits that the Company does not even expect to yield returns in the very near future, but instead the more distant future.

Referring again to the schedule of option exercise prices for stock options held by its current executives at page 20 of the Company's most recent definitive proxy statement, the exercise price on a split-adjusted basis for the option awards closest-preceding this July 2017 out-license is $2.58, for options awarded in December 2016. Again, this was the closing share price on the date these options were granted, as adjusted for one reverse stock split. Between December 2016 and December 2019, the stock price fell 90% on a split-adjusted basis.

Please ask yourself: Should the present Board and executives get financial credit for an asset that appears as if it will be delivering value 4-5 years after it was licensed out? Should it get 16% of the financial credit risk-free, leaving 84% for the outside shareholders who collectively assumed all of the financial risk? My response is No. My response would be No even if the stock price had not declined 90% over the subsequent 2.5-year period.

If you believe that in 2019 the current Board should have given itself and the current officers, 16% of the financial credit, risk-free, for a transaction that occurred in July 2017, then I urge you to vote for the current slate of directors nominated by the Board using the BLUE PROXY CARD. If, however, you believe, as I do, that this conduct was unfair to the outside shareholders who collectively assumed 100% of the financial risk relating to the creation of this asset, I urge you to vote for me using the WHITE PROXY CARD.

While I could continue on this topic at length, my Proxy Statement identifies what I believe are multiple additional areas of concern for shareholders with regard to the past and present conduct of the Board, of the officers of the Company, or of other parties. Unless you wish to use the BLUE PROXY CARD and remain in blissful ignorance that past is often prologue, I urge you to carefully review the contents of my Proxy Statement. If you do not believe that past is often prologue, I would like to remind you of the Company's currently-shelved plans to increase its stock count by 10,000,000 shares, which would have allowed it to award additional stock option and restricted stock grants to the current Board and officers. I firmly believe that this was the plan the Company had for these new shares. What I would like to urge of you now is to strongly consider moving away from this past towards what I hope will be a brighter future, beginning with my election to the Board of the Company, replacing Mr. Kriegsman.

Let me therefore now share my qualifications as a prospective Board Member. I attended the University of Houston on a full academic scholarship, graduating summa cum laude in 1992 with a business degree with concentrations in accounting and finance. I began my professional career with the Minneapolis offices of Arthur Andersen, at the time the world's largest professional services firm. The majority of my clients were in the medical, healthcare, and health insurance industries, where I provided services most frequently as an auditor, corporate financial consultant, or mergers and acquisitions consultant. I retain an inactive license as a Certified Public Accountant. Subsequent to my employment with Arthur Andersen, I consulted with many of our nation's largest healthcare providers, helping them grow and/or improve their graduate medical education and healthcare research operations. My most recent clients from the last five years have included: Lee Health (Ft. Myers, FL), Mercy Health (Cincinnati, OH), University of the Incarnate Word (San Antonio, TX), Multicare Health System (Tacoma, WA), and Honor Health (Scottsdale, AZ). Natives of Los Angeles will also recognize Cedars-Sinai Medical Center among my past clients. I carried out these engagements as a sub-contractor to Diversified Consulting Associates, LLC ('DCA'). DCA's principal business is providing business consulting services to large healthcare organizations. My title with DCA was 'Senior Associate, Healthcare Strategy and Operations.' I also served on the Board of Directors for a non-profit organization, Gilda's Club Twin Cities, for approximately 10 years from 2009 to 2018. Gilda's Club Twin Cities is a cancer support community. While all of the above-described education and work experience is directly-relevant to my qualifications to serve on the Company's Board, I will highlight two aspects described above. Centurion BioPharma is one of the few remaining assets which the Company itself actually controls. First, my work in healthcare research operations has provided me with great insight into the behind-the-scenes operational activities that lead to successful clinical trial activity in a hospital or clinic environment. If Centurion BioPharma is to be a successful Company-led enterprise, this experience will be incredibly valuable. Second, my work in the area of healthcare strategy may provide the intellectual framework for assisting the Company in determining whether Centurion BioPharma should be a Company-led enterprise or whether its chances of success may be improved through alignment with another organization.

I nominated myself to serve on the Company's Board for the purpose of offering Shareholders an alternative choice to the incumbent candidate. Many shareholders may choose to vote for me on this basis alone. However, I hope that other Shareholders will recognize that being an alternative choice is not the limit of my appeal. I am highly qualified to serve on the Company's Board.

In my Proxy Statement released concurrently with this letter, I have outlined a three-point plan for improving the Company's financial prospects. While I urge you to read the more complete description provided in the Proxy Statement, the first stages of my plan involve changing leadership of the Company, understanding and realizing the potential for Centurion Biopharma, and reevaluating the potential for engaging in an active plan for utilizing the Company's vast net operating loss carry-forwards. I think it may be most helpful to you if I compare my plan with the plan the Company just shared this week in its letter accompanying its own Proxy Statement.

Without question, the largest difference between my plan and the Company's current plan is that my plan begins with a change in leadership. After reading my Proxy Statement, if you are not already on board with this aspect of my plan, I hope I can sway you now.

One of the successes the Company claims in its letter to shareholders is in increasing investor communication and disclosure. Another of the successes the Company claims is in "freezing" executive compensation, which it chooses to define as base salaries and bonuses. The Company claims that it has frozen executive compensation at 2016 levels. The Company did not, however, disclose what 2016 compensation levels were. According to the Company's 2016 10-K, Mr. Kriegsman was given a base salary of $850,000 and a bonus of $150,000. According to the Company's 2019 10-K, Mr. Kriegsman was given a base salary of $850,000 and a bonus of

$190,000. As evident, the Company did not "freeze" executive compensation at 2016 levels, even using its own narrow definition of executive compensation. Moreover, the Company's definition of executive compensation excludes compensation other than base salaries and bonuses. This restrictive definition is not surprising because, as described above, the amount of the non-salary, non-bonus components of compensation for 2019 shock the conscience.

In its current Proxy Statement, the Company also materially-mischaracterizes the 2019 options awards to Mr. Kriegsman. At page 20, the schedule of option exercise prices for stock options held by its current executives has attached to it a footnote 1 for the 3,000,000 shares the Board awarded Mr. Kriegsman. Footnote 1 indicates that these shares "vest in 36 equal monthly installments, subject to the Named Executive Officer's remaining in our continuous employ through such dates." According to the Company's 2019 10-K at page 43, however, Mr. Kriegsman's 2019 options were "fully vested on the grant date." I note that the Company's filings bear internal inconsistencies on this critically-material information, such that it is not possible for the reader to know which facts are true and which are false. If you believe that increasing investor communication and disclosure should include frequent doses of false statements, inconsistent statements, or material omissions, then I urge you to vote for the current slate of directors nominated by the Board using the BLUE PROXY CARD. If, however, you believe, as I do, that true disclosures and fair characterizations are essential to effective investor communication and that the quality of communication is more important than the volume of communication, I urge you to vote for me using the WHITE PROXY CARD.

With the exception of my plan for a change in the Company's leadership, the plan I propose and the plan the Company proposes otherwise appear at first glance to be very similar. In principle, they are very similar. But they likely would end up being quite different in actual execution if the Board adopts my plan. By way of example, in the Company's letter, it describes as "particularly exciting" the "potential for near-term milestone payments from Orphazyme". While this potential is indeed exciting, my plan involves substantially more than sitting around the house (not the office, since the Company claims it has closed its offices through at least the end of this year) during 2021 waiting for a check to potentially arrive. In a twist of irony, the Company refers to my plan, which in principle is very similar to its plan, as a "risky detour." However, when a plan entails intentionally standing still, every modification from that plan is a detour. It is also with profound sadness that I ponder the enormous compensation amounts the Company is paying to intentionally stand still. This was, in fact, what I suspected all along was the Company's plan. I take no solace in being correct. Nor should any of the other myriad shareholders who have voiced the same suspicion.

If you believe that the Company highlight for 2021 should consist primarily of waiting for a potential check to arrive while continuing to support the Company's current enormous compensation costs, then I urge you to vote for the current slate of directors nominated by the Board using the BLUE PROXY CARD. If, however, you believe, as I do, that the Company needs to consider a more proactive approach to unlocking shareholder value and then to modify the organizational structure to align with any approach pursued, I urge you to vote for me using the WHITE PROXY CARD.

I hope you either have already or quickly will reach the conclusion that the Company's current plan is untenable to outside shareholders who have risked their capital to participate in the Company's prospects. If so, I urge you to vote for me using the WHITE PROXY CARD. A plan to intentionally stand still cannot entail the enormous compensation amounts the Company is paying for the privilege of standing still. The organizational structure must ultimately align with the plan. Even if the end result of my deliberations with the Board entails a continuation of the stand still intent, which it very well may, I will not then support a continuation of the organizational structure currently employed without some form of clearly defined path forward. As a past board member of a non-profit, I have shared the difficult responsibility of participating in this type of decision-making process in the past.

I wish to remind you one last time that, if elected, I will constitute a minority on the Board and there can be no guarantee that I will be able to implement the actions that I believe are necessary to unlock shareholder value. However, I believe my election is an important step in the right direction for enhancing long-term value at the Company. A brighter future lies ahead. Please join me in helping us reach it.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE PROXY CARD or by voting in person at the Annual Meeting. If you have any questions or require any assistance with your vote, please contact me at the address and toll-free number listed below.

Thank you for your support,

/s/ Jerald Hammann
Jerald Hammann

*If you have any questions, require assistance in voting your **WHITE** proxy card,*
or need additional copies of the proxy materials,
please contact:
,

NoticePapers
www.noticepapers.com
1566 Sumter Ave. N.
Minneapolis, MN 55427

Shareholders call toll-free at (800) 246-4238 or (612) 290-7282
Email: mail@noticepapers.com